UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15 (d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 27, 2005

ENGELHARD CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	1-8142	22-1586002
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

101 Wood Avenue, Iselin, New Jersey	08830
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (732) 205-5000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition.

On April 27, 2005, Engelhard Corporation (the "Company") issued a press release announcing its earnings for its first quarter of fiscal year 2005. A copy of the release is furnished herewith as Exhibit 99.1.

The information furnished under this Item 2.02, including Exhibit 99.1, shall not be deemed to be filed for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and will not be incorporated by reference into any registration statement filed under the Securities Act of 1933, as amended, unless specifically identified therein as being incorporated therein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

	ENGELHARD CORPORATION
	(Registrant)

Date:	April 27, 2005	/s/ Michael A. Sperduto
		Michael A. Sperduto
		Vice President and
		Chief Financial Officer

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated April 27, 2005 relating to Engelhard Corporation's earnings release for the first quarter of 2005.

EXHIBIT (99.1)



News

Contact
Ted Lowen
(Media)
732-205-6360

Gavin Bell
(Investor Relations)
732-205-6313
Ref. #C1406

Engelhard Corporation
101 Wood Avenue
P.O. Box 770
Iselin, NJ 08830-0770

For immediate release

ENGELHARD REPORTS FIRST-QUARTER RESULTS

ISELIN, NJ, April 27, 2005 - Engelhard Corporation (NYSE: EC) today reported net earnings for the first quarter ended March 31 of $58.0 million, or 47 cents per share, compared with $50.3 million, or 40 cents per share, for the same period in 2004.

During the first quarter, Engelhard and the U.S. Internal Revenue Service reached agreement with respect to the company's tax return for the year 2001. The agreement resulted in reversal of previously accrued income taxes totaling $2.7 million, improving results by two cents per share.

First-quarter revenues were $1.0 billion, approximately even with the prior-year period.

"Improved pricing coupled with an intense focus on productivity delivered solid growth in operating earnings and margin expansion in our technology segments," said Barry W. Perry, chairman and chief executive officer. "A balanced approach of driving growth and managing the business mix across our enterprise enabled us to deliver ongoing earnings results slightly ahead of expectations."

First-Quarter Operating Results

Operating earnings from Environmental Technologies were $36 million, a decline of 1% following a 24% increase in the first quarter of last year. Revenues rose 1% to $241 million. Unfavorable volume and mix in light-duty vehicles was partially offset by performance in other served markets and improved productivity.

Operating earnings from Process Technologies increased 17% to $19 million. Revenues rose 12% to $148 million. Improved performance from chemical-process markets combined with continued demand for new additives technology for petroleum refining to deliver improved margins and solid earnings growth.

Operating earnings from Appearance and Performance Technologies increased 20% to $18 million. Revenues rose 5% to $174 million. Earnings growth and improved margins resulted from better performance in several specialty markets and the accretive impact of last year's acquisition in cosmetics and personal care.

Operating earnings from Materials Services were $4 million, an increase of $1 million versus a year ago. Revenues were $450 million, compared with $491 million in last year's first quarter.

Earnings from equity investments were $8 million in the first quarter compared with $5 million a year ago. The company's Asian joint ventures continued to deliver solid performance.

Engelhard Corporation is a surface and materials science company that develops technologies to improve customers' products and processes. A *Fortune 500* company, Engelhard is a world-leading provider of technologies for environmental, process, appearance and performance applications. For more information, visit Engelhard on the Internet at www.engelhard.com.

Forward-looking statements: This document contains forward-looking statements in management's comments. There are a number of factors that could cause Engelhard's actual results to vary materially from those projected in the forward-looking statements. For a more thorough discussion of these factors, please refer to page 30 of Engelhard's 2004 Form 10-K, dated March 11, 2005.

ENGELHARD CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
(Thousands, except per-share data)
(Unaudited)

	Three Months Ended March 31,	
	2005	2004
Net sales	$ 1,026,670	$ 1,040,032
Cost of sales	858,176	880,676
Gross profit	168,494	159,356
Selling, administrative and other expenses	99,068	94,849
Operating earnings	69,426	64,507
Equity in earnings of affiliates	8,109	4,939
Gain on investment	119	—
Interest expense, net	(4,780)	(4,906)
Earnings before income taxes	72,874	64,540
Income tax expense	14,922	14,199
Net earnings	$ 57,952	$ 50,341
Earnings per share - basic	$ 0.48	$ 0.41
Earnings per share - diluted	$ 0.47	$ 0.40
Cash dividends paid per share	$ 0.12	$ 0.11
Average number of shares outstanding - basic	121,702	124,157
Average number of shares outstanding - diluted	123,905	126,468
Actual number of shares outstanding at end of period	121,161	123,995

Had compensation cost for Engelhard's stock option plans been determined based on the fair value at grant date consistent with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure," (assuming SFAS No. 123 was adopted on its effective date of October 1995), Engelhard would have reported net earnings and diluted earnings per share as follows:

	Three Months Ended March 31,	
Pro forma information (in thousands, except per-share data)	2005	2004
Net earnings - as reported	$ 57,952	$ 50,341
Net earnings - pro forma	55,674	47,521
Diluted earnings per share - as reported	0.47	0.40
Diluted earnings per share - pro forma	0.45	0.38

ENGELHARD CORPORATION
BUSINESS SEGMENT INFORMATION
(Thousands)
(Unaudited)

	Three Months Ended March 31, 2005	Three Months Ended March 31, 2004	Change
Net Sales			
Environmental Technologies	$ 241,361	$ 238,437	1%
Process Technologies	147,981	132,219	12%
Appearance and Performance Technologies	173,875	166,293	5%
Technology segments	563,217	536,949	5%
Materials Services	450,481	491,099	-8%
All Other	12,972	11,984	8%
Total net sales	$ 1,026,670	$ 1,040,032	-1%
Operating Earnings			
Environmental Technologies	$ 36,500	$ 36,989	-1%
Process Technologies	19,057	16,296	17%
Appearance and Performance Technologies	18,063	15,051	20%
Technology segments	73,620	68,336	8%
Materials Services	4,393	3,367	30%
All Other	(8,587)	(7,196)	19%
Total operating earnings	69,426	64,507	8%
Equity in earnings of affiliates	8,109	4,939	64%
Gain on investment	119	—	
Interest expense, net	(4,780)	(4,906)	-3%
Earnings before income taxes	72,874	64,540	13%
Income tax expense	14,922	14,199	5%
Net earnings	$ 57,952	$ 50,341	15%

ENGELHARD CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
(Thousands)
(Unaudited)

	March 31, 2005		December 31, 2004	
Cash	$	52,662	$	126,229
Receivables, net		456,472		410,382
Committed metal positions		390,657		457,570
Inventories		469,473		459,637
Other current assets		142,711		135,631
Total current assets		1,511,975		1,589,449
Investments		200,932		179,160
Property, plant and equipment, net		902,027		911,029
Goodwill		389,904		330,798
Other intangible and noncurrent assets		160,228		168,156
Total assets	$	3,165,066	$	3,178,592
Short-term borrowings	$	46,574	$	12,025
Accounts payable		334,271		375,890
Hedged metal obligations		292,258		292,880
Other current liabilities		245,296		248,872
Total current liabilities		918,399		929,667
Long-term debt		490,186		513,680
Other noncurrent liabilities		328,660		320,933
Shareholders' equity		1,427,821		1,414,312
Total liabilities and shareholders' equity	$	3,165,066	$	3,178,592

ENGELHARD CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Thousands)
(Unaudited)

	Three Months Ended March 31,	
	2005	2004
Cash flows from operating activities		
Net earnings	$ 57,952	$ 50,341
Adjustments to reconcile net earnings to net cash provided by operating activities:		
Depreciation and depletion	31,368	31,016
Amortization of intangible assets	1,117	933
Equity results, net of dividends	(5,050)	(3,418)
Net change in assets and liabilities:		
Materials Services related	(14,662)	(11,700)
All Other	(29,101)	(23,173)
Net cash provided by operating activities	41,624	43,999
Cash flows from investing activities		
Capital expenditures	(24,967)	(21,918)
Proceeds from investments	—	1,988
Acquisitions and other investments	(55,084)	—
Net cash used in investing activities	(80,051)	(19,930)
Cash flows from financing activities		
Increase (decrease) in short-term borrowings	20,532	(22,579)
Proceeds from issuance of long-term debt	69	7,720
Purchase of treasury stock	(46,016)	(39,669)
Cash from exercise of stock options	2,709	7,264
Dividends paid	(14,636)	(13,670)
Net cash used in financing activities	(37,342)	(60,934)
Effect of exchange rate changes on cash	2,202	(186)
Net increase in cash	(73,567)	(37,051)
Cash at beginning of year	126,229	87,889
Cash at end of period	$ 52,662	$ 50,838

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